Filed pursuant to Rule 433

September 8, 2020

Relating to

Preliminary Prospectus Supplement dated September 8, 2020 to

Prospectus dated November 18, 2019

Registration Statement No. 333-234761

MetLife, Inc.

1,000,000 Shares of 3.850% Fixed Rate Reset Non-Cumulative Preferred Stock, Series G

Final Term Sheet

September 8, 2020

Issuer:	MetLife, Inc. (“Issuer”)

Securities:	3.850% Fixed Rate Reset Non-Cumulative Preferred Stock, Series G (“Series G Preferred Shares”)

Anticipated Ratings/Outlook*:	Baa2 / BBB / BBB (Stable / Stable / Stable) (Moody’s / S&P / Fitch)

Number of Shares:	1,000,000

Liquidation Preference:	$1,000 per Series G Preferred Share

Aggregate Liquidation Preference:	$1,000,000,000

Price to the Public:	$1,000 per Series G Preferred Share

Underwriting Discount:	$10 per Series G Preferred Share

Proceeds to Issuer Before Expenses:	$990,000,000

Maturity Date:	Perpetual

First Reset Date:	September 15, 2025

Reset Date:	The First Reset Date and each date falling on the fifth anniversary of the preceding reset date

Reset Period:	The period from, and including, the First Reset Date to, but excluding, the next following reset date and thereafter each period from, and including, each reset date to, but excluding, the next following reset date

Pricing Date:	September 8, 2020

Settlement Date:	September 10, 2020 (T+2)

Dividend Payment Dates:	The Issuer will pay dividends on a non-cumulative basis, semi-annually in arrears on the 15th day of March and September of each year, commencing on March 15, 2021.

Dividend Rate:	When, as and if declared by the Issuer’s board of directors or a duly authorized committee thereof, out of funds legally available for the payment of dividends, (i) from, and including, the Settlement Date to, but excluding, the First Reset Date, at a rate per annum of 3.850% on the liquidation preference amount of $1,000 per Series G Preferred Share and (ii) from, and including, the First Reset Date, during each reset period at a reset rate per annum equal to the “five-year treasury rate” (as defined in the preliminary prospectus supplement, based on rates published by the Federal Reserve Board, or, if such published rates cannot be determined, reference bank quotations) as of the most recent “reset dividend determination date” (as defined in the preliminary prospectus supplement), plus 3.576%, on the liquidation preference amount of $1,000 per Series G Preferred Share. If the five-year treasury rate for any reset period cannot be determined as described above, it will be 0.274% for the first reset period, and for subsequent reset periods, the same rate that was determined on the prior reset dividend determination date. See the preliminary prospectus supplement related to this offering for a full description of the procedures to calculate the “five-year treasury rate.”

Day Count Convention:	30/360

Payment Business Days:	New York

Optional Redemption:	Series G Preferred Shares are redeemable, in whole or in part, on any dividend payment date on or after the First Reset Date, at a redemption price equal to $1,000 per Series G Preferred Share, plus an amount equal to any dividends that have accrued but not been declared and paid for the then-current dividend period to, but excluding, such redemption date.

Redemption after the Occurrence of a Rating Agency Event or Regulatory Capital Event:	Series G Preferred Shares are redeemable, in whole but not in part, at any time within 90 days (i) after the conclusion of any review or appeal process instituted by the Issuer following the occurrence of a “rating agency event” or, in the absence of any such review or appeal process, from such “rating agency event” or (ii) after the occurrence of a “regulatory capital event” (each as defined in the preliminary prospectus supplement), at a redemption price equal to (i) in the case of a rating agency event, $1,020 per Series G Preferred Share, plus an amount equal to any dividends per share that have accrued but not been declared and paid for the then-current dividend period to, but excluding, such redemption date or (ii) in the case of a regulatory capital event, $1,000 per Series G Preferred Share, plus an amount equal to any accrued and unpaid dividends per share that have accrued but not been declared and paid for the then-current dividend period to, but excluding, such redemption date.

Listing:	None

CUSIP/ISIN:	59156R CA4 / US59156RCA41

Joint Book-Running Managers:	BNP Paribas Securities Corp. BofA Securities, Inc. Citigroup Global Markets Inc. Morgan Stanley & Co. LLC Wells Fargo Securities, LLC

Senior Co-Managers:

Goldman Sachs & Co. LLC

HSBC Securities (USA) Inc.

Mizuho Securities USA LLC

Scotia Capital (USA) Inc.

SG Americas Securities, LLC

SMBC Nikko Securities America, Inc.

TD Securities (USA) LLC

U.S. Bancorp Investments, Inc.

Co-Managers:	BNY Mellon Capital Markets, LLC Commerz Markets LLC Credit Agricole Securities (USA) Inc. ICBC Standard Bank Plc nabSecurities, LLC NatWest Markets Securities Inc.

Santander Investment Securities Inc. Siebert Williams Shank & Co., LLC Standard Chartered Bank UniCredit Capital Markets LLC

Junior Co-Managers:	Academy Securities, Inc. Penserra Securities LLC

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BNP Paribas Securities Corp. toll-free at (800) 854-5674, BofA Securities, Inc. toll-free at (800) 294-1322, Citigroup Global Markets Inc. toll-free at (800) 831-9146, Morgan Stanley & Co. LLC toll-free at (866) 718-1649 or Wells Fargo Securities, LLC toll-free at (800) 645-3751.

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